LORD ABBETT INVESTMENT TRUST
90 Hudson Street
Jersey City, New Jersey 07302-3973

January 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-4720

Re: Delaying Amendment for Lord Abbett Investment Trust

Registration Statement on Form N-14 (File No. 333-276389)

Greetings:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Lord Abbett Investment Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Lord Abbett Corporate Bond Fund into Lord Abbett Income Fund, both a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 5, 2024, pursuant to Rule 488 under the Securities Act (Accession Number 0000930413-24-000037).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Jersey City and State of New Jersey on the 25th day of January, 2024.

Any communications relating to this filing should be directed to the undersigned at (201) 827-2263.

Sincerely,

/s/Victoria Zozulya

Victoria Zozulya
Vice President and Assistant Secretary

Lord Abbett Family of Funds